Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

July 2, 2018

VIA EDGAR

Marianne Dobelbower, Esq.

Karen Rossotto, Esq.

David Manion

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: FS Investment Corporation

       Registration Statement on Form N-2 (File No. 333-224588)

Dear Mses. Dobelbower and Rossotto and Mr. Manion:

On behalf of FS Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in telephone conversations on May 10, 2018 and June 5, 2018 regarding the Company’s Registration Statement on Form N-2 (File No. 333-224588) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

Generally

1. Supplementally confirm whether the forms of prospectus supplement have been filed with the SEC and, if yes, supplementally confirm that the prospectus supplement in connection with future offerings under the Registration Statement will be generally consistent with such previously filed forms.

The Company supplementally confirms that on August 4, 2015, the Company filed with the Staff a pro forma copy of a prospectus supplement for use in connection with the Company’s offerings of debt securities. The Company further confirms that the prospectus supplement that will be used in connection with future offerings of debt securities under the Registration Statement will be generally consistent with such pro forma prospectus supplement.

Marianne Dobelbower, Esq. Karen Rossotto, Esq. David Manion July 2, 2018 Page 2

2. Supplementally confirm that the Company does not intend to issue preferred stock or subscription rights within the first year of the effective date of the Registration Statement.

The Company supplementally confirms that as of the date of this letter, the Company does not have a present intention to issue preferred stock or subscription rights within the first year of the effective date of the Registration Statement.

3. Supplementally confirm that the respective forms of prospectus supplement for preferred stock offerings and rights offerings will include risk disclosure concerning dilution to existing stockholders and examples of such dilution. If they will not contain such disclosure, please explain how the Company addresses dilution concerns.

The Company supplementally confirms that the form of prospectus supplement that will be used in connection with any preferred stock offerings or rights offerings under the Registration Statement will include risk disclosure concerning dilution to existing stockholders and examples of such dilution.

Prospectus Summary

4. Supplementally confirm that to the extent the Company acts as a seller of credit default swaps that the Company will cover such transaction to the full notional value.

The Company supplementally confirms that to the extent it acts as a seller of credit default swaps, the full notional value of such transaction will be (i) covered by segregating cash, cash equivalents or highly-liquid securities or (ii) treated as a borrowing for which the Company must maintain sufficient asset coverage under the 1940 Act, or covered or treated, as applicable, by a combination of the foregoing clauses (i) and (ii).

5. The disclosure states that the Company’s debt investments “generally will carry a rating below investment grade.” Here and elsewhere in any risk disclosure in the Prospectus, please refer to these debt instruments as “junk,” consistent with the disclosure elsewhere in the Registration Statement.

In the “Prospectus Summary” section and the risk disclosure in the Prospectus, the Company will update the disclosure to refer to below investment grade debt investments as “junk.”

6. The disclosure states that the Company will in no event employ leverage in excess of the maximum amount permitted under the 1940 Act. As appropriate, please state the maximum amount of leverage that may be incurred under the 1940 Act.

Marianne Dobelbower, Esq. Karen Rossotto, Esq. David Manion July 2, 2018 Page 3

As appropriate, the Company will update the disclosure in the Prospectus to state the maximum amount of leverage that may be incurred under the 1940 Act.

7. The disclosure states that the Advisor is reimbursed for administrative expenses it incurs on the Company’s behalf. Please supplementally confirm whether this is part of the Company’s 15(c) process under the 1940 Act.

While the administration agreement between the Company and the Advisor is not subject to the 15(c) review process, the Company’s board of directors considers all other relationships between the Company and the Advisor during the Company’s annual 15(c) review process, including the administration agreement.

Risk Factors

8. The disclosure states that the Company may invest in non-U.S. securities. If the Company intends to invest in emerging markets, please include disclosure to that effect.

The Company respectfully submits that historically it has not invested in emerging markets but that it may do so in the future. Accordingly, the Company will update the disclosure in the Prospectus to that effect.

Use of Proceeds

9. The disclosure states that the Company may be unable to invest offering proceeds within the anticipated time period. Please supplementally explain how the Company intends to comply with the guidelines of Form N-2, Guide 1.

The Company submits that in accordance with Guide 1 to Form N-2, the Company expects to invest offering proceeds in accordance with the Company’s investment objectives no later than three months from the receipt of proceeds.

Marianne Dobelbower, Esq. Karen Rossotto, Esq. David Manion July 2, 2018 Page 4

Management

10. Please supplementally confirm whether any board members are entitled to retirement compensation. See Item 18(14) of Form N-2 and Item 402 of Regulation S-K. To the extent a board member is not entitled to retirement compensation, please include disclosure to that effect.

The Company supplementally confirms that none of the Company’s board members are entitled to retirement compensation from the Company. Accordingly, the Company will update the disclosure in the Prospectus to that effect.

Accounting Comments

11. Please disclose the expense on capital gains incentive fee used in the examples on page 17.

The Company will update the disclosure in the Prospectus to disclose the expense on capital gains incentive fee used in the examples on page 17.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

cc:	Stephen S. Sypherd
FS Investment Corporation